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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE MIDDLEBY CORPORATION
                       (Name of Subject Company (issuer))

                  THE MIDDLEBY CORPORATION, ISSUER AND OFFEROR
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    596278101
                      (CUSIP Number of Class of Securities)

                                 David P. Riley
                      President and Chief Executive Officer
                            THE MIDDLEBY CORPORATION
                             1400 Toastmaster Drive
                              Elgin, Illinois 60120
                                 (847) 741-3300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on behalf of filing persons)
                                    COPY TO:
                              Nathaniel Sack, Esq.
                              D'Ancona & Pflaum LLC
                        111 East Wacker Drive, Suite 2800
                             Chicago, Illinois 60601
                                 (312) 602-2000

                                October 26, 2000

                            CALCULATION OF FILING FEE

-----------------------------------    --------------------------------------

      TRANSACTION VALUATION (1)              AMOUNT OF FILING FEE (2)
-----------------------------------    --------------------------------------

             $10,500,000                              $2,100
-----------------------------------    --------------------------------------


         (1) Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 1,500,000 shares of common stock at $7.00 per share.

         (2) The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

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/X/      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing

         with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:  $2,100
         Filing party:  The Middleby Corporation

         Form or Registration No.:  TO-I
         Date Filed:  October 23, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third-party tender offer subject to Rule 14d-1.

         /X/ issuer tender offer subject to Rule 13e-4.

         / / going-private transaction subject to Rule 13e-3.

         / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                                   SCHEDULE TO

                  This Amendment No. 1 to the Schedule TO amends and supplements the Schedule TO previously filed on October 23, 2000 relating to a tender offer by The Middleby Corporation, a Delaware corporation (the "Company"), to purchase up to 1,500,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $7.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase dated October 23, 2000 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer."

                  The offer to purchase was previously filed as Exhibit
(a)(1)(A) to the Schedule TO, and is hereby expressly incorporated by reference. This Amendment No. 1 omits information disclosed in the Schedule TO previously filed.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  In the offer to purchase, Section 10 entitled "Source and Amount of Funds" is amended and supplemented by the addition of the following sentence at the end of the final paragraph: "Except for the financing arrangements set forth in this offer to purchase, no alternate financing plan exists."

ITEM 11.    ADDITIONAL INFORMATION.

                  In the offer to purchase, Section 6 entitled "Certain Conditions to the Offer" is amended and supplemented by the following revision of the entire final paragraph:

                  "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us, or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right. Each of the foregoing rights, other than those dependent upon the receipt of necessary governmental or regulatory approvals as set forth in paragraph (2) above, shall be deemed an ongoing right during this offer that may be asserted by us at any time and from time to time prior to expiration of this offer. All conditions to this offer, other than those dependent upon the receipt of necessary governmental or regulatory approval as set forth in paragraph (2) above, which are not asserted by us prior to expiration of this offer shall be deemed satisfied or waived by us upon the expiration of this offer. Our determination concerning the events described above and any related judgment or decision by us regarding the inadvisability of proceeding with the purchase of or payment for any shares tendered will be final and binding on all parties."

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SIGNATURE.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE MIDDLEBY CORPORATION

                                By:      /s/ David P. Riley
                                            ------------------------

                                Name:    David P. Riley
                                            ---------------------------
                                Its:     President and Chief Executive Officer
                                            ----------------------------------